

March 4, 2021

Robert Rozek
Chief Financial Officer
Korn Ferry
1900 Avenue of the Stars, Suite 2600
Los Angeles, California 90067

      Re: Korn Ferry
          Form 10-K for the Fiscal Year Ended April 30, 2020
          Filed July 15, 2020
          Correspondence filed February 8, 2021
          File No. 001-14505

Dear Mr. Rozek:

We have reviewed your February 8, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2021 letter.

Form 10-K for the Fiscal Year Ended April 30, 2020

Consolidated Financial Statements
Note 11. Segments, page F-38

1. In our February 26, 2021 phone conference, you indicated that your CODM and Board of Directors regularly receive segment operating income information. Please describe the segment financial information regularly received by your CODM and Board of Directors, how frequently it is received and how the various segment measures in the financial information received are used by the CODM and Board of Directors. For any segment measure received, but not used by the CODM and/or Board of Directors, also explain the reason(s) why it is not used.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services